Exhibit 4.55

[English Translation]

Service Agreement for Integrated Circuit Products

Parties to this Service Agreement:

ProMOS TECHNOLOGIES INC. (“Party A”)

ChipMOS TECHNOLOGIES INC. (“Party B”)

WHEREAS, Party B is a corporation with expertise in packaging, testing and backend services of integrated circuit products, and Party B intends to provide services to Party A and establish long-term cooperation relationship with Party A. Party A also intends to engage Party B to provide such services.

NOW, THEREFORE, upon mutual negotiation, the Parties agree to the following terms and conditions:

1.	Mutual Consent

Party A hereby agrees to engage Party B, and Party B hereby agrees to accept such engagement, to provide dicing service on wafers delivered by Party A into individual integrated circuits, and provide packaging and testing services thereto (“Services”), in accordance with the terms and conditions hereof.

2.	Specification of Processing

The processing method, specification and quality control rule for respective Services shall be decided in accordance with the bill of materials, guidance on the incoming memory products and manufacturing procedure of memory products as provided by Party A from time to time and verified by Party B during the term of this Agreement. However, base on a case-by-case demand, the Parties may from time to time amend or revise the foregoing upon mutual consents.

3.	Notification of Forecast

Party A shall, during the last ten days of each month, provide Party B with a rolling forecast setting forth the serial number and quantity of Services intended to be processed by Party B during the following six (6) months. The actual quantity for the Services shall depend on the processing orders issued by Party A and confirmed by Party B.

4.	Processing

Party A shall notify Party B through processing orders the type, serial number, quantity, and delivery date of the Service to be provided by Party B. Upon Party B’s confirmation of the processing order, Party B shall complete the Services pursuant to following:

(1)	Party B shall process the Services into finished products (“Finished Products”) with the agreed specifications prescribed in the processing order and given by Party A.

(2)	Party B shall complete the processing of the Services in accordance with the specifications for processing as stipulated in the agreed quality control standard.

(3)	Party B shall be responsible for the parts required in the course of processing unless otherwise agreed by the Parties in the quotation.

(4)	Party A shall furnish Party B with the information necessary for Party B to perform the Services before the engagement.

(5)	Party B may request Party A to provide other necessary data related to the processing of the Service before respective Service is delivered to Party B.

5.	Capacity Reservation / Processing Quantity

(1)	The Parties agree that Party B shall, according to Party A’s production capacity demand, reserve certain production capacity (“Capacity Reservation”) each month to secure the Services to be provided to Party A (“Processing Quantity”). Party B’s Capacity Reservation and the Processing Quantity as agreed by Party A are set forth in Exhibit 1. In the event Party B fails in any month to produce the quantity for respective products as engaged by Party A in accordance with the Capacity Reservation, Party B shall compensate Party A for business loss incurred from the late delivery or the additional costs incurred from the subcontract. If the quantity of Services engaged by Party A falls below the Processing Quantity, Party A agrees to compensate Party B for the deficit calculated pursuant to the cost of machine per hour as agreed by the Parties on every quarter (i.e. the minimum Processing Quantity per month minus the quantity actually ordered for a specific month); provided however, the production capacity/amount which Party B obtains from reselling to its customers shall be deducted from the aforesaid compensation.

(2)	If Party A needs to increase the quantity of Services in excess of the forecast due to market demand, Part A shall make a request two (2) months prior to such demand and Party B shall confirm in writing, within two (2) weeks, regarding Party A’s upside production capacity planning. If Party B agrees to increase the production capacity, Party B shall comply with Section 5 (1).

(3)	The Parties shall, in a manner of amicability and good faith, in every December from 2007 to 2012, renegotiate the quantity for the Service and the production capacity as listed in Exhibit 1 for the subsequent year. Before reaching consensus on the quantity and production capacity, Section 5 (1) remains applicable. However, neither Party shall unreasonably reject to reach the consensus without a justifiable reason.

6.	Delivery of Finished Products

(1)	Party B shall complete the Services by the delivery date as stipulated in the processing order and deliver the Finished Products to Party A. Party B shall bear the relevant expenses of transportation. However, if the delivery place is located outside the Hsinchu Science Park, the Parties shall negotiate the allocation of the relevant delivery expense. If Party A designates a delivery place which is located within the Hsinchu Science Park, then Party B shall be responsible for handling the administrative applications and procedures, provided that Party A shall assist Party B to file the relevant applications.

(2)	Party B shall adequately pack the Finished Products into boxes and warrant the quality and quantity of the Finished Products therein. Seals shall be attached onto the outer of the boxes and the QC seal is required to be affixed. Upon the delivery of the Finished Products to the place designated by Party A, the receivers of Party A will inspect only the quantity of the Finished Products in the odd boxes and will not open the integral boxes for inspection. However, Party A shall inspect the correctness of the information labeled onto the boxes and inspect the completeness of the seal so as to identify each Party’s responsibility.

(3)	Party B shall be liable for any shortage of quantity in the integral boxes where Party B’s seals have been attached thereto.

7.	Acceptance of Finished Products

(1)	Whether the quality of the Finished Products meets the qualification shall be subject to the quality control rules and acceptance criteria as agreed by the Parties. Any change to the rules and acceptance criteria is subject to the Parties’ mutual consent.

(2)	Party B shall not be held responsible for the defect of Finished Product which is incurred from the service of Party A or from the information or instructions given by Party A. Party A shall pay to Party B the processing fees for processing the Finished Products.

(3)	For any other defects of Finished Product which has been rejected by Party A, Party A may request Party B to repair the Finished Product at Party B’s sole expense.

(4)	In the event that Party A requests Party B to repair the Finished Products rejected by Party A, Party B shall take back the Finished Products within one (1) working day upon receipt of the repair notice given by Party A. Party B shall complete the repair and deliver for Party A’s re-inspection within the period as agreed by the Parties, but in no event shall such period exceed fourteen (14) calendar days.

(5)	With respect to any Finished Products rejected by Party A, Party A shall not be held responsible for any processing fee or material cost in the event Party B fails, refuses or is unable to repair, or the Finished Product repaired by Party B is rejected again by Party A.

(6)	This Section shall not exclude Party A from exercising any right granted by Hire for Work under the Civil Code.

8.	Yield Rate of Finished Products

(1)	Party B shall process the Service in accordance with the yield rate control measures provided by Party A.

(2)	In the event that Party B fails to comply with the yield rate control measures or causes any losses arising from low yield rates, whether arising out of the willful misconduct or negligence, Party A shall be entitled to claim damages for the cost of the destructive part of the Service.

(3)	The terms and conditions for damage claims are set forth in Exhibit 2.

9.	Expense

(1)	In consideration of the mutual long-term cooperation, the prices of Services shall be agreed by the Parties quarterly.

(2)	In the event where the price, exchange rate or market situation fluctuates significantly, the processing fees can be adjusted subject to the Parties’ mutual written consent.

10.	Payment

(1)	After Party A confirms the correctness of the quantity and dollar amount of the Finished Products processed by Party B and accepted by Party A, Party B shall issue an uniform invoice for processing fees to Party A for its payment.

(2)

Condition for payment: Party B shall, prior to the 25th day of each month, deliver the invoice for Services payment to Party A. Party A shall, within seventy five (75) days commencing form the last day of the current month, effect the Services payment to Party B by issuing a negotiable instrument or by way of wire transfer.

11.	Delivery and Risk Transfer

(1)	Party B shall be responsible for the delivery of the Services from Party A’s premises to Party B’s processing factory. Party B shall sign off the receipt of products at Party A’s premises. Party A shall handle the customs declaration at Party A’s expenses.

(2)	Party B shall be responsible for the delivery of the Finished Products to Party A’s premises and Party A shall sign off upon receipt of the Finished Products. Party B shall handle the customs declaration matters at Party B’s expenses.

(3)	If Party A requests Party B to repair the Finished Products rejected by Party A, then Party B shall bear the transportation expenses both from and to Party A’s premises.

(4)	The risk of loss of wafer or semi-finished IC products shall be borne by Party B after the sign off of receipt by Party B’s staff and the risk of loss of Finished Products shall be borne by Party B before Party A’s acceptance. Party B shall procure and maintain adequate property insurance as confirmed by Party A, so as to cover the aforesaid risk.

12.	Title and Safekeeping Obligation of Party B

Party A remains the ownership of the Services, Finished Products, semi-finished products and non-conforming products. Party B shall safekeep the same by using the degree of care of a bona fide administrator before delivery to Party A. Party B shall be responsible for returning the non-conforming products (including in the form of Service, Finished Product and semi-finished product) to Party A. Party B shall be liable to Party A for the damage and loss of the Services, Finished Products, semi-finished products and non-conforming products which is attributable to Party B. However, Party B shall not be held liable where damage or loss of the Services, Finished Products, semi-finished products and non-conforming products are attributable to wars, Acts of God and other force majeure events.

13.	Duty of Confidentiality

(1)	Each Party shall, by using the degree of care of a bona fide administrator, safeguard the technical, financial or other non-public information acquired from the other Party (“Confidential Information”). Without the other Party’s prior written consent, either Party shall not copy, deliver to, disclose to or by any other method allows any third party to know, make available to know, or to make use of, any data, documents, or materials containing Confidential Information known or available to it through this Agreement, or use by itself the Confidential Information for any purpose other than that of this Agreement. If the receiving Party is required to disclose any Confidential Information as a result of a statutory requirement or judicial order, the receiving Party may disclose the Confidential Information to the extent necessary; provided that the receiving Party shall notify the other Party before such disclosure.

(2)	Upon request of the disclosing Party, the receiving Party shall promptly return or deliver any and all data, documents or objects containing Confidential Information, or destroy the aforesaid data, documents or objects in accordance with the instructions of the disclosing Party.

(3)	The Parties shall provide the Confidential Information to its directors, officers, employees or other cooperative enterprises only to the extent necessary for the purpose of this Agreement and request such persons or entities to strictly adhere to the confidential obligations set forth herein.

(4)	Confidential Information shall not include the information as listed below: public information (excluding any information which becomes public as a result of breach of confidentiality obligation hereof); information which the receiving Party legally obtains from a third party and is not subject to an obligation of confidentiality; information which the receiving Party or its employees independently develop; information which the receiving Party knows prior to its receipt of the Confidential Information.

14.	Intellectual Property Rights

Party A warrants that the Service does not infringe any intellectual property rights of a third party. Party A, other than Party B, shall be responsible for any violation of the foregoing warranty which involves a legal dispute. Party B warrants that the materials and the processing of the Services do not infringe any rights of a third Party. In the event that any third Party asserts a claim against Party A for the materials and processing Services provided by Party B, Party B shall be responsible for resolving such dispute and compensate Party A for the loss incurred therefrom, and Party A shall not be held liable to such third party.

15.	Supervision of Processing

Party A may from time to time dispatch representatives to inspect Party B’s works at the premises where the processing Service is performed. In addition to providing necessary assistance to Party A’s representatives, Party B shall comply with the guidance given by Party A’s representatives.

16.	Termination

(1)	Unless otherwise provided herein, in the event that either Party breaches or fails to perform any provision hereof, the other Party may notify such breaching Party to cure the breach within three (3) days. Such notifying Party may elect to terminate this Agreement by giving the breaching Party written notice if such breach has not been cured within the specified period.

(2)	Upon termination or rescission of this Agreement, the non-breaching Party may, in addition to exercising its rights under this Agreement and the related laws, claim damages against the other Party for any damage incurred from the termination or rescission of this Agreement. However, the foregoing shall not apply in the event that this Agreement is terminated due to expiration or the Parties’ mutual consent by.

(3)	Within three (3) weeks after termination or rescission of this Agreement, Party B shall, at its sole expenses, return to Party A any and all data, documents and objects of Party A or destroy the same in accordance with Party A’s instruction.

17.	Effect of Breach

In the event that either Party breaches or fails to perform any provision hereof or in the event of any occurrence of liability of such Party, the other Party may claim damages against the breaching Party for any damage incurred from the breach or damages attributable to such Party.

18.	Term

(1)	The term of this Agreement is from July 1, 2007 to December 31, 2012.

(2)	Any matter not provided for in this Agreement shall be governed by the related laws. If the law is silent on such matter, then the Parties shall resolve such matter in accordance with the principle of good faith.

(3)	Upon this Agreement becomes effective, the Service Agreement for Integrated Circuit Products signed on April 1, 2005 shall become null and void automatically.

19.	Arbitration

The Parties agree that any disputes or controversies arising out of, relating to or in connection with this Agreement which cannot be resolved through mutual consultations shall be settled by arbitration referred to the Arbitration Association of the Republic of China in accordance with the Arbitration Law of the Republic of China and the Arbitration Rules of Arbitration Association of the Republic of China. The place of arbitration shall be in Taipei. The award rendered by the arbitrator(s) shall be final and binding upon the Parties.

20.	Miscellaneous

(1)	Upon this Agreement becomes effective, the Parties may, from time to time, amend this Agreement by mutual written consent.

(2)	Party A shall be responsible for handling relevant administrative matters as stipulated in regulations related to the Science Park. Party B shall provide all necessary assistance.

(3)	Any matter not provided for in this Agreement shall be governed by the related laws. If the law is silent on such matter, then the Parties shall resolve such matter in accordance with the principle of good faith.

This Agreement shall be executed in two (2) counterparts. Each party shall hold one executed copy as evidence.

ProMOS TECHNOLOGIES INC.	ChipMOS TECHNOLOGIES INC.

(Seal)

/s/ M. L. Chen	/s/ Shih-Jye Cheng
Representative: M. L. Chen	Representative: Shih-Jye Cheng

Address: No. 19, Li Hsin Road, Science Park, HsinChu	Address: No.1. R&D Rd. 1, Science Park, HsinChu

July 17, 2007